# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Adagene, Inc., CIK 0001818838
CUSIP: 005329107
Title of class of securities: Ordinary shares, par value USD $0.0001 per share
Address of issuer's principal executive offices: 4F, Building C14, No. 218, Xinghu Street, Suzhou, Jiangsu Province, China (F4), 215123
Date of event which requires filing of this statement: 06/05/2026
Amends the filing with accession number 0001104659-22-052966
Filed by CIK 0001907614
Persons authorized to receive notices and communications: Peter Luo, 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial ParkSuzhou, Jiangsu Province, China (F4), 215123, 86-512-8777-3632

## Reporting persons
- Peter Luo (CIK 0001907614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 6,242,998; shared voting power 0; sole dispositive power 2,230,998; shared dispositive power 434,248; aggregate amount beneficially owned 6,242,998 (7.09% of the class)
  Comment: Row 7 and 11 represent (i) 149,514 ordinary shares (including ordinary shares represented by the ADSs) held by Peter Luo; (ii) 2,081,484 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of June 05, 2026, (iii) 56,021 ordinary shares (including ordinary shares represented by the ADSs) held by Xiaohong She; (iv) 378,227 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of June 05, 2026, (v) total of 1,851,500 ordinary shares (including ordinary shares represented by the ADSs) held by Raymond Tam, Qinghai Zhao and several key employees of the Company, and (vi) total of 1,726,252 share options granted to Raymond Tam, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of June 05, 2026.
  Row 9 represents (i) 149,514 ordinary shares (including ordinary shares represented by the ADSs) held by Peter Luo; and (ii) 2,081,484 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of June 05, 2026.
  Row 10 represents (i) 56,021 ordinary shares held by Xiaohong She (including ordinary shares represented by the ADSs); and (ii) 378,227 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of June 05, 2026.
  Row 13 represents calculation based on (i) 83,832,157 ordinary shares issued and outstanding as of May 31, 2026, as provided by the Issuer and (ii) 4,185,963 ordinary shares underlying share options granted to Peter Luo-Acting-in-Concert-Group that are vested or will be vested within 60 days of June 05, 2026.
- HAN 2020 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 9,390,439; shared voting power 0; sole dispositive power 9,390,439; shared dispositive power 0; aggregate amount beneficially owned 9,390,439 (11.2% of the class)
  Comment: Rows 7, 9 and 11 represents 9,390,439 ordinary shares held by HAN 2020 Irrevocable Trust. The HAN 2020 Irrevocable Trust is a family trust established by Dr. Peter Luo as trustor for the benefits of Dr. Luo's family members, of which North Point Trust Company is the current trustee.
  Row 13 represents calculation based on 83,832,157 ordinary shares issued and outstanding as of May 31, 2026, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value USD $0.0001 per share
Name of issuer: Adagene, Inc.
Address of issuer's principal executive offices: 4F, Building C14, No. 218, Xinghu Street, Suzhou, Jiangsu Province, China (F4), 215123

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 23, 2025, Mr. Luo received 191,667 ordinary shares from Great Han Fortune LP for the benefit of Peter Luo, and Xiaohong She received 23,333 ordinary shares from Great Han Fortune LP for the benefit of Xiaohong She.

On May 23, 2025, Mr. Luo and Xiaohong She transferred 191,667 and 23,333 ordinary shares respectively to HAN 2020 Irrevocable Trust, for estate planning purpose.

Due to the operation of the Concert Party Agreement dated December 14, 2020 among members of Peter Luo-Acting-in-Concert-Group, Peter Luo may be deemed to acquire or dispose additional beneficial ownership from time to time due to the acquisition or disposal of beneficial ownership by the members of Peter Luo-Acting-in-Concert-Group.

The Reporting Persons acquired the ordinary shares reported herein for investment and estate planning purposes, in the ordinary course of business. Other than as disclosed in this Amendment, the Reporting Persons currently do not have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the Schedule 13D. Mr. Luo is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The Reporting Persons, including members of the Peter Luo-Acting-in-Concert-Group, may acquire additional ordinary shares in the ordinary course of business, including in connection with outstanding options or additional options to be granted by the Issuer to Mr. Luo and/or share repurchase plan established by Mr. Luo in his personal capacity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover page for the Reporting Persons is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Other than as discussed in this Amendment, including with respect to ordinary shares underlying options, during the past sixty days prior to the date of this statement, the Reporting Persons have not acquired any shares of the Issuer's Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ordinary shares of the Issuer owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Dr. Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yan Li, Guizhong Liu, Alexander Goergen, and, on February 18, 2021, Yu (Albert) Ren) (together, the "Peter Luo-Acting-in-Concert-Group") entered into a concert party agreement (the "Agreement"), pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders' general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo's opinions in respect of the daily operations and management and the major decision-making of the Issuer.

Dr. Hua Gong, Yu (Albert) Ren, JC Xu, Fangyong (Felix) Du and Ping Ren are no longer subject to the concert party agreement due to their departure from the Issuer.

The HAN 2020 Irrevocable Trust is a family trust established by Dr. Peter Luo as trustor and Xiaohong She as the initial trustee under a trust agreement dated September 28, 2020, for the benefits of Dr. Luo's family members. On December 19, 2024, the trustee of the Han 2020 Irrevocable Trust was changed from Xiaohong She to North Point Trust Company. North Point Trust Company, acting as the independent trustee, exercises all powers of the investment director under the trust. Accordingly, beneficial ownership of the Han 2020 Irrevocable Trust is ceased to be attributed to Xiaohong She or Peter Luo.

## Signatures
- Peter Luo: /s/ Peter Luo, Peter Luo (06/08/2026)
- HAN 2020 Irrevocable Trust: /s/ Todd Wiles, North Point Trust Company/ Trustee (06/08/2026)